FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 20, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Section 198 Notice  dated 20 January, 2005



20 January 2005



British Energy Group plc



UK COMPANIES ACT 1985 - Part VI - British Energy Group plc (the "Company")



The Company has received notification from Farallon Capital Management, L.L.C. that:



1. Farallon Capital Management, L.L.C. is interested in shares in the Company's share capital the particulars of which are set out in Table A below;



2. Farallon Partners, L.L.C. is interested in shares comprised in the Company's shares capital, the particulars of which are set out in Table B below;



3. Farallon Capital Offshore Investors, Inc. has a separate disclosable interest in shares in the Company's share capital, the particulars of which are set out in Table A below.



The registered holder of the shares referenced below is Goldman Sachs & Co. 85 Broad Street, New York, NY 10004.




Table A

Name and address of registered holder          Number of shares           Post Reorganisation shares from
                                                                          former ADR shares


Farallon Capital Offshore Investors, Inc       15,226,043                 3,300

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.


Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004


Table B

Name and address of registered holder          Number of shares           Post Reorganisation shares from
                                                                          former ADR shares
Farallon Capital Partners, L.P.                8,879,260                  1,800

c/o Farallon Partners, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.



Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004

Farallon Capital Institutional Partners, L.P.  7,118,240                  1,200

c/o Farallon Partners, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.



Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004


Farallon Capital Institutional Partners II,    878,803                    150
L.P.

c/o Farallon Partners, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.



Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004


Farallon Capital Institutional Partners III,   760,814                    150
L.P.

c/o Farallon Partners, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.



Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004


Tinicum Partners, L.P.                         252,273                    150

c/o Farallon Partners, L.L.C.

One Maritime Plaza, Suite 1325

San Francisco, California 94111

U.S.A.



Registered Holder

Goldman Sachs & Co.

85 Broad Street

New York, NY 10004

Total (Table A and Table B)                    33,115,433                 6,750




Notes:



1. Farallon Capital Management, L.L.C is the investment manager, authorised agent and authorised signatory for the entity listed in Table A above and has discretionary management and control over the securities in Table A;



2. Farallon Partners, L.L.C is the general partner for the entities listed in Table B above and has discretionary management and control over the securities in Table B;



3. By virtue of s.204 of the Act, Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C. are each deemed to be interested in the securities in both Table A and Table B;



4. The total number of shares held by the Farallon entities at 17 January 2005 was 39,115,433 plus 6,750 post reorganisation shares from former ADR Shares.



However, on 17 and 18 January the following sales took place:



Seller                                          Sales on 17/01/05              Sales on 18/01/05

Farallon Capital Offshore Investors, Inc.       1,379,400                      1,379,400
Farallon Capital Partners, L.P.                 804,400                        804,400
Farallon Capital Institutional Partners, L.P.   644,800                        644,800
Farallon Capital Institutional Partners II,     79,600                         79,600
L.P.
Farallon Capital Institutional Partners III,    68,900                         68,900
L.P.
Tinicum Partners, L.P.                          22,900                         22,900
Total                                           3,000,000                      3,000,000



The number of shares listed in Table A and Table B above represent the total number of shares presently held after the above sales.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 20, 2005                    BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations